Pacific Rim Mining Corp.
Interim Consolidated Balance Sheets
(Prepared by Management)
In thousands of U.S. dollars

	As at	As at
	July 31,	April 30,
ASSETS	2005	2005
	(unaudited)	(audited)
Current Assets
Cash, cash equivalents and bullion
Cash and cash equivalents	$980	$794
Bullion (Note 4)	263	21
	1,243	815
Receivables	69	116
Inventories	150	266
	1,462	1,197
Property, Plant and Equipment (Note 5)	4,303	4,299
Closure Fund (Note 7a)	3,151	3,122
	$8,916	$8,618

LIABILITIES
Current Liabilities
Accounts payable and accrued liabilities	$689	$1,214
Accrued closure costs - current portion (Note 7b)	106	118
	795	1,332
Accrued Closure Costs (Note 7b)	1,728	1,747
	2,523	3,079

Going Concern (Note 1)
Contingent Liability (Note 12)

SHAREHOLDERS’ EQUITY
Share Capital (Note 8)
Authorized:
unlimited common shares without par value
Issued and fully paid:
81,239,494 shares outstanding (80,642,194 @ Apr.30/05)	57,692	57,435
Contributed Surplus - Statement attached	888	810
Deficit - Statement attached	(52,187)	(52,706)
	6,393	5,539
	$8,916	$8,618

APPROVED BY THE BOARD OF DIRECTORS:

"David K. Fagin"	, Director

"Thomas C. Shrake"	, Director

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Income (Loss)
(Prepared by Management)
In thousands of U.S. dollars, except for per share amounts
(unaudited)

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2005	2004
Revenue
Sales	$1,718	$3,440

Cost of Sales
Operating costs	904	3,252
Depreciation, depletion and amortization	5	483
	909	3,735
Mine Operating Income (Loss)	809	(295)

Expenses (Income)
Exploration
- direct	1,090	1,885
- stock-based compensation (Note 8)	15	4
General and administrative
- direct	226	167
- stock-based compensation (Note 8)	63	43
Interest expense	-	6
Foreign exchange	(26)	(32)
Interest income	(32)	(26)
Gain on sale of property, plant and equipment	-	(851)
	1,336	1,196
Loss Before Unusual Item	(527)	(1,491)
Recovery of Investment In Andacollo Mine (Note 2 & 11)	1,046	153
Income (Loss) for the Period	$519	$(1,338)

Income (Loss) Per Share - Basic and Diluted	$0.01	$(0.02)
Weighted average shares outstanding during the period	80,991,293	80,483,994

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Shareholders' Equity
(Prepared by Management)
In thousands of U.S. dollars
(unaudited)

	Share Capital - Common Shares
			Contributed	Accumulated	Total
	Number	Amount	Surplus	Deficit	Equity

Balance - April 30, 2005	80,642,194	$57,435	$810	$(52,706)	$5,539
Shares issued for cash –
options exercised	597,300	257	-	-	257
Stock-based compensation	-	-	78	-	78
Income for the period	-	-	-	519	519

Balance – July 31, 2005	81,239,494	$57,692	$888	$(52,187)	$6,393

- See Accompanying Notes -

Pacific Rim Mining Corp.
Interim Consolidated Statements of Cash Flows
(Prepared by Management)
In thousands of U.S. dollars
(unaudited)

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2005	2004
Operating Activities
Income (Loss) for the period	$519	$(1,338)
Adjustment to reconcile income (loss) to cash flow provided by operations:
Depletion, depreciation and amortization	5	413
Accrued closure and pension costs	-	70
Stock-based compensation	78	47
Foreign exchange	(26)	(32)
Net interest earned on sinking fund	(29)	(18)
Gain on sale of property, plant and equipment	-	(851)
	547	(1,709)
Accounts payable and accrued liabilities	(525)	(983)
Closure cost expenditures	(31)	(71)
Inventories	(122)	2,306
Receivables	47	(79)
Cash Flow Provided by (Used for) Operating Activities	(84)	(536)
Investing Activities
Purchases of property, plant and equipment	(13)	-
Proceeds of disposition of property, plant and equipment	-	851
Cash Flow Provided By (Used for) Investing Activities	(13)	851
Financing Activities
Issuance of share capital	257	-
Cash Flow Provided By Financing Activities	257	-
Foreign Exchange	26	32
Net Increase in Cash and Cash Equivalents	186	347
Cash and cash equivalents - Beginning of period	794	1,463
Cash and Cash Equivalents - End of Period	$980	$1,810

Supplementary Schedule of Cash Transactions:
Interest paid during the period	$-	$7

Supplementary Schedule of Non-cash Transactions:
Stock-based compensation	$78	$47

- See Accompanying Notes –

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

1.

Nature of Operations and Basis of Presentation

The Company is involved in the exploration, development and operation of gold properties. The Company owns a 49% interest in the Denton-Rawhide Mine, located near Fallon, Nevada, U.S.A., a 100% interest in certain mineral properties, known as El Dorado, located in El Salvador and exploration interests in mineral claims in Chile and Argentina.

These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles on a going concern basis, which presume the realization of assets and discharge of liabilities in the normal course of business for the foreseeable future. The Company’s ability to continue as a going concern is dependent upon achieving profitable operations and upon obtaining additional financing. While the Company is expending its best efforts in this regard, the outcome of these matters cannot be predicted at this time. The operations of the Company have primarily been funded by its interest in the Denton Rawhide Joint Venture and the issuance of common shares.

These interim consolidated financial statements do not reflect adjustments that would be necessary if the going concern assumption were not appropriate because management believes that the actions already taken or planned will mitigate the adverse conditions and events which raise doubts about the validity of the going concern assumption used in preparing these financial statements.

If the going concern assumption were not appropriate for these consolidated interim financial statements then adjustments would be necessary in the carrying value of assets and liabilities, the reported revenue and expenses and the balance sheet classifications used.

Basis of Presentation

These interim consolidated financial statements include the accounts of the Company’s wholly-owned subsidiaries, Dayton Mining (US) Inc., Pacific Rim Exploration Inc., DMC Cayman Inc., Andacollo Gold Inc., La Serena Inc., Dayton Chile Exploraciones Mineras Limitada, Pacific Rim El Salvador S.A. de C.V., Dorado Exploraciones S.A. de C.V., Pac Rim Cayman, Pac Rim Caribe III and International Pacific Rim S.A.

The 49% joint venture interest in Denton-Rawhide is accounted for on the proportionate consolidation basis.

The United States dollar is the Company’s principal reporting currency and the currency of measurement for all financial transactions reported in these interim consolidated financial statements.

The accompanying unaudited interim consolidated financial statements (the “financial statements”) have been prepared by management in accordance with the accounting principles and methods of application disclosed in the Company’s audited consolidated financial statements for the fiscal year ended April 30, 2005.

The financial statements include all adjustments that are, in the opinion of management, necessary for a fair presentation. These financial statements do not include all disclosures required by Canadian generally accepted accounting principles for annual financial statements and accordingly these financial statements should be read in conjunction with the audited financial statements and accompanying notes contained in the Company’s annual report for the year ended April 30, 2005 (the “Annual Report”).

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

1.

Nature of Operations and Basis of Presentation - continued

Basis of Presentation – continued

The carrying values of the assets and liabilities of the Chilean operating subsidiary that owns the permanently closed Andacollo Mine were written off in December, 2000 with a corresponding charge to income at that time. Proceeds from creditor distributions and payments related to subsequent sales of the previously written off assets are credited in the year received to income as “Recovery of Investment in Andacollo Mine”.

2.	Significant Accounting Policies and Accounting Changes

The Company has not adopted any new accounting policies or implemented any accounting changes during the current reporting period. For previous periods please refer to the Company’s annual report.

3.	Financial Instruments

The Company’s financial instruments consist of cash and cash equivalents, bullion (Note 10), receivables, closure fund, accounts payable, and accrued closure costs. Unless otherwise noted, it is management’s opinion that the Company is not exposed to significant interest, currency or credit risks arising from the financial instruments. The fair value of these financial instruments approximates their carrying value due to their short-term maturity or capacity of prompt liquidation.

4.	Bullion

Details are as follows:

	July 31, 2005		April 30, 2005
	Gold	Silver	Gold	Silver
Ounces at refinery	838	17,017	84	850
Market value per ounce ($/oz.)	$430.00	$7.15	$434.00	$6.80
Market value	$360	$122	$36	$6
Total market value	$482		$42
Valuation – lower of cost and market	$263		$21

5.	Property, Plant and Equipment

Details are as follows:

	July 31, 2005	April 30, 2005
Cost	$9,545	$9,536
Accumulated depreciation and write-downs	(5,242)	(5,237)
	$4,303	$4,299

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

6.	Mineral Properties

	a)	El Salvador Properties

The Company holds a 100% interest in certain mineral properties in El Salvador known as El Dorado. An Environmental Impact Study has been submitted to governmental authorities for their consideration and required approval before the exploration licence can be converted to an exploitation concession which is required to carry out mining in the licence area.

i)
Annual advance minimum royalty payments are required on the El Dorado property, which are the greater of $50 per year or a 3% net smelter return royalty (“NSR”). The Company has the right to purchase the NSR for $4,000 ($1,000 for 1.5% and $3,000 for the remainder) provided that the royalty is at least partially acquired within six months of commercial production.

All licences are subject to an El Salvador governmental NSR of 2%.

ii)
By option agreement dated November 14, 2003, the Company has agreed to acquire a parcel of land suitable for mineral exploitation activities within the El Dorado exploration licence area. The Company has paid an aggregate amount of $29. To fully exercise its purchase option a further payment of $971 is due and payable on or before April 2, 2006.

		iii)	The Company has applied for an additional exploration licence adjacent to the El Dorado property.

	b)	Denton-Rawhide Joint Venture

		i)	The Company owns a 49% interest in the Denton-Rawhide Mine. The Company’s 49% interest in assets and liabilities related to the joint venture is summarized as follows:

	July 31,	April 30,
	2005	2005
Current assets	$468	$412
Property, plant and equipment	55	46
Closure fund	3,151	3,122
Current liabilities	(394)	(560)
Long-term liabilities	(1,728)	(1,747)
Net assets	$1,552	$1,273

The condensed statements of operating income (loss) of the Company’s 49% interest are as follows:

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2005	2004

Sales	$1,718	$3,440
Gain on sale of property, plant and equipment	-	851
Costs and expenses	(909)	(3,735)

Net income	$809	$556

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

6.	Mineral Properties - Continued

	b)	Denton-Rawhide Joint Venture - continued

		i)	The condensed statements of cash flows of the Company’s 49% interest are as follows:

	Three	Three
	Months	Months
	Ended	Ended
	July 31,	July 31,
	2005	2004

Cash flows provided by operations	$497	$1,952
Cash flows provided by (used for) investment activities	(13)	851
Cash flows provided by (used for) financing activities	-	-

Net cash flow	$484	$2,803

ii)
Mining Company (the Denton-Rawhide joint venture partners – “Rawhide”) and Nevada Resource Recovery Group LLC (“NRRG”), Rawhide has agreed to the transfer of certain properties and assets required for an approved landfill business. The landfill will be operated and permitted by NRRG, utilizing the existing mine open pits as landfill sites, to dispose of permitted non-hazardous municipal wastes. As consideration for certain real property, including access and water rights, NRRG will pay $1,500. $500 of the amount has been paid into trust to fund additional activities needed to close the transaction, including the acquisition of title to additional lands within the area of interest to perfect the title of lands required for the operation. Should Rawhide complete these items and NRRG does not or is not able to complete their undertakings, any unspent balance in the trust will be released to Rawhide. The $1,000 balance of the consideration is to be paid on the scheduled closing date of October 31, 2006. Upon closing Rawhide and NRRG will sign a royalty payment agreement based on tipping fees generated by the landfill operation. Additional consideration, still to be determined, for certain buildings and other property required for the operation, will be paid to Rawhide on closing. The $500 received from NRRG has not been reflected in these financial statements as Rawhide has not yet removed the conditions for release from escrow.

7.	Closure Fund and Accrued Closure Costs

a)

Closure Fund

The Denton-Rawhide Closure Fund investments of $3,151 at July 31, 2005 (April 30, 2005 -$3,122) are held in a trust managed by a Trustee that is a large North American banking institution. The trust funds are invested in mutual funds composed of U.S. Government guaranteed fixed income securities with maturities of one to five years. The fair market value of the funds at July 31, 2005 was approximately $3,261 (April 30, 2005 - $3,261).

At July 31, 2005, the closure trust funding is in excess of estimated total closure cost liabilities. The Company will not have access to any excess funding of these funds until all related closure liabilities are satisfied and reclamation work is deemed complete by the Denton-Rawhide joint venture operator. Completion date of the reclamation work cannot be reasonably estimated at this time.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

7.	Closure Fund and Accrued Closure Costs - Continued

	b)	Accrued Closure Costs

The Company estimates its share of closure liabilities at the Denton-Rawhide Mine to be $1,834 at July 31, 2005 (April 30, 2005 - $1,865) of which $1,728 (April 30, 2005 - $1,747) is long-term and $106 (April 30, 2005 - $118) is current. The closure fund (Note 8a), held in trust, is provided as security to the mine operator for the Company’s portion of estimated closure liabilities.

Estimated closure liabilities are as follows:

Accrued closure costs – April 30, 2005
Current	$118
Long-term	1,747	$1,865
Less: Reclamation expenditures during the period		(31)
Accrued closure costs – July 31, 2005
Current	$106
Long-term	1,728	$1,834

*
The Company has determined that additional post-retirement benefit liabilities exist relating to employees of the Rawhide Joint Venture. The current and long-term portions of the estimated liability have been recognized on the interim consolidated balance sheet with a corresponding charge to mine operating income. The Rawhide Joint Venture operator is currently reviewing past accounting treatment of post-retirement plan funding. The Company anticipates that any accounting adjustments from this review will not negatively impact the future financial performance of the Joint Venture.

8.

Share Capital

Common Shares

The Company filed a Notice of Alteration of Articles, under the new Business Corporations Act (British Columbia) which, effective January 20, 2005 altered its authorized share structure from 1,000,000,000 common shares to an unlimited number of common shares.

Stock Options

Upon amalgamation, stock options outstanding under the plans of Dayton and PRMC were rolled over, provided that upon surrender, termination or expiry without exercise the shares would not be available for the grant of new options.

In October 2002 shareholders approved a stock option and bonus plan under which, up to 6,000,000 common shares are reserved for the grant of stock options and up to 367,000 common shares are reserved for the grant of bonus shares to directors, employees or consultants (“eligible parties”).

Stock options or bonus shares may be granted under the 2002 Plan, by the Board of Directors, to eligible parties, for a term of up to 10 years, at the closing price on the TSX on the date prior to the grant, and on conditions as may be determined by the Board of Directors.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

8.	Share Capital - Continued Stock Options – continued

Current option details are as follows:

	Number of Options
	Pre-	October	Weighted Average
	Amalgamation	2002	Exercise Price
	Plans	Plan	(in Cdn $)	Expiry
Options outstanding at April 30, 2005	1,601,100	4,520,800	$ 0.60	2005-2010
Three months ended July 31, 2005
- expired/cancelled	(30,800)	-	$ 0.54	2005
- exercised	(597,300)	-	$ 0.54	2005-2006
Options outstanding at July 31, 2005	973,000	4,520,800	$ 0.64	2006-2010
Vested as at July 31, 2005	973,000	3,415,800	$ 0.60	2006-2010

The following table summarizes information about stock options outstanding to directors and employees as at July 31, 2005.

Exercise Price		Number	Number
Expiry Date	(in Cdn $)	Outstanding	Vested
July 4, 2006	$ 0.29	973,000	973,000
April 18, 2007	$ 0.62	1,790,000	1,790,000
July 23, 2008	$ 0.43	170,800	170,800
October 8, 2008	$ 0.85	1,230,000	811,667
February 18, 2010	$ 0.75	1,330,000	643,333
		5,493,800	4,388,800

Stock-based compensation expenses as calculated using the Black-Scholes Option Pricing Model are summarized below with the assumptions used in the pricing model.

Stock-based Compensation Expense :	Three Months Ended
	July 31,	July 31,
	2005	2004
Administrative costs	$63	$43
Exploration costs	15	4
Total stock-based compensation	$78	$47

Black-Scholes Assumptions :
Average risk free interest rate	3.46%	3.85%
Average expected option life	4 years	4 years
Stock volatility – based on trading history	87.39%	82.31%
Dividend payments during life of option	none	none

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

8.	Share Capital - Continued

Stock Options - Continued

The Black-Scholes Option Pricing Model was created for use in estimating the fair value of freely tradable, fully transferable options. The Company’s stock options have characteristics significantly different from those of traded options, and because changes in the highly subjective input assumptions can materially effect the calculated values, management believes that the accepted Black-Scholes model does not necessarily provide a reliable measure of the fair value of the Company’s stock option awards.

9.	Gold Sales Contracts – (Metal Prices in U.S. Dollars)

At July 31, 2005, the Company had no gold hedging position compared to 5,000 ounces of forward sales contracts at July 31, 2004 for future delivery of gold at various dates from August to December 2004 at an average price of US$411. At July 31, 2005, the Company therefore had no financial exposure to market risks related to the settlement of outstanding hedges compared to a fair value of $105 for outstanding contracts at July 31, 2004 calculated using spot prices at that date if the Company were to settle these instruments prior to their maturity.

The credit risk exposure related to the Company’s gold hedging activities is limited to the unrealized gains (losses) on outstanding contracts based on current market prices. The Company’s gold hedging contract counter parties are large international credit-worthy institutions.

10.	Income Taxes

The Company has used prior period losses to eliminate income taxes that would otherwise be payable on current period income.

11.	Commitments

	a)	Lease Commitments

The Company is committed to payments under operating leases for office premises, residential housing leases, a photocopier and vehicles described in Note 12 of the audited consolidated financial statements contained in the April 30, 2005 annual report of the Company.

	b)	Proposed Sale of Subsidiaries Owning Andacollo Mine Property

The Company entered into a letter of intent dated June 20, 2005, with an arms-length buyer, to sell its subsidiaries who indirectly own the previously written off Andacollo assets for payments totalling $5,400. During the period two non-refundable deposits of $300 each have been received from the purchaser for the exclusive right to conduct due diligence and execute a definitive purchase agreement during the two consecutive 30-day periods from the signing of the letter of intent. Subsequent to July 31, 2005, a third and further 30 day extension of the due diligence period has been agreed to with a further $300 non-refundable deposit having been paid by the purchaser. With these deposits forming part of the purchase price, a further $2,100 is due and payable upon the signing of the definitive agreement (“Closing”), $1,000 within 12 months of Closing and $1,400 within 24-months of Closing.

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

12.	Contingent Liability

The Rawhide joint venture partner and operator asserts that the Rawhide joint venture is required to pay future pension funding interest obligations, based on actuarial estimates of up to $2,000 (Pacific Rim's portion would be approximately $1,000) over the next 30 years. The operator's assertion is based on their current belief that the joint venture partners are responsible for all future pension obligations based on actuarial calculated amounts for an unfunded plan. The Company maintains this assertion is incorrect based on a joint venture partners' agreement at the inception of joint venture pension accounting that stipulates that the joint venture would only be responsible for actuarially calculated current service costs, which have all been paid to date. The Company believes there are no grounds for the operator's assertion.

13.	Segmented Information

	July 31,	April 30,
	2005	2005

Total Assets
Canada	$633	$589
USA	3,777	3,661
El Salvador	4,308	4,354
Argentina	-	11
Chile	198	3

Total	$8,916	$8,618

Property, Plant and Equipment
Canada	$3	$5
USA	66	60
El Salvador	4,234	4,234
Argentina	-	-
Chile	-	-

Total	$4,303	$4,299

	Three Months Ended
	July 31,	July 31,
Revenue, Excluding Interest Income	2005	2004
USA	$1,718	$3,440

Total	$1,718	$3,440

Depreciation, Depletion and Amortization
Canada	$1	$1
USA	4	482
El Salvador	-	-
Argentina	-	-
Chile	-	-

Total	$5	$483

Net Income (Loss)
Canada	$(217)	$(126)
USA	726	448
El Salvador	(1,030)	(1,805)
Argentina	(5)	(8)
Chile	1,045	153

Total	$519	$(1,338)

Pacific Rim Mining Corp.
Notes to Interim Consolidated Financial Statements
July 31, 2005
In thousands of U.S. dollars, except per share amounts
(unaudited)

14.

Management Discussion and Analysis of Financial condition and Results of Operations

Management’s discussion and analysis of the Company’s results reported in these interim consolidated financial statements is included in the Report to Shareholders dated September 7, 2005.